EXHIBIT 99.3

Press Conference for Management Discussion on Earnings Release for Quarter ended December 31, 2004 of Wipro Limited

Present: Azim Premji, Chairman, Vivek Paul, Vice Chairman, Suresh Senapaty, CFO, Raman Roy, Chairman, Wipro Spectramind, Suresh Vaswani, President, Wipro Infotech and Vineet Agrawal, President, Wipro Consumer Care and Lighting

Moderator: A warm welcome to the Wipro Campus and to the press conference. We have budgeted about 45 minutes for this press conference and as usual we will start with the address of Mr. Premji and then we will have the question and answer session. I would also request you to stay back after this conference to have tea with us, and I would now request Mr. Premji to give his address.

Azim Premji: Good morning. Wish you all a very happy new year. Eid Mubarak. I am sorry to make you all come over on a holiday

The detailed results for the quarter ended December 31 2004 are with you in the press docket. Let me share with you some of our thoughts on our performance and prospects.

In our Global IT business, a key feature of our performance over the last few quarters has been our focus on Revenue productivity and building a portfolio of services that build a strategically superior business model while continuing to deliver solid results on a quarterly basis. The results of the last quarter reinforce this. We continued to see broad based Revenue growth – every single vertical grew sequentially. Our differentiated services such as Technology Infrastructure Services and Testing Services grew double digit sequentially. Europe geography posted fourth consecutive quarter of double digit sequential growth. A combination of customer mix, service mix and continued operational improvements led to a 1% sequential growth in price realization for Onsite as well as Offshore projects. From people management perspective, annualized attrition for the quarter ended December 2004 came down to 12% in our IT Services business. These factors coupled with proactive hedging and improved productivity resulted in our ability to significantly mitigate the negative impact of Rupee appreciation and compensation revision on our profitability.

Other businesses continue to deliver robust results. Growing ahead of the market, our India, Middle East and Asia Pac IT business – Wipro Infotech - recorded Revenue growth of 45% over the previous year. This strong Revenue growth coupled with prudent cost management led to Profit before Interest and Tax growth of 69% and a 110 basis points expansion in Operating Margin. Our Consumer Care & Lighting business grew Revenues by 36% and PBIT by 24% on a year on year basis.

Let me take a moment to talk about our strategic direction. About 13 quarters ago, we rolled out our strategy to achieve our vision of global leadership in IT Services. We have made significant progress over the last couple of years. But that journey is far from over. There has been a clear acceleration in the momentum towards Offshore. Bringing as it does, many opportunities, and this trend also calls for constant reorientation of strategy. We are taking various strategic measures to benefit from these opportunities and deliver the best value proposition for the customer and sustainable value creation for all stakeholders.

Looking ahead, the environment we see is one of strong volume growth, with prices moving in a narrow band. Rupee appreciation will pose an additional challenge in sustaining profitability. We will attempt to mitigate the pressure on profitability by providing higher value-add services, moving business offshore, improving utilization and managing costs. As the Indian economy posts healthy growth, we hope to benefit from the growth in our Wipro Infotech and Wipro Consumer Care and Lighting businesses.

Thank you again for coming here, and we would be very happy to take questions.

Media Person: Mr. Premji, could you highlight the various strategic measures you are taking to benefit from the opportunities, I would like at least couple of them.

Azim Premji: Let me direct this question to Vivek Paul our Vice Chairman.

Vivek Paul: Which one of them were you referring to?

Media Person: The BPO sector.

Raman Roy: One of our areas of growth is: now that we have built the great foundation for our BPO business with a huge traction with our customers and demonstrating what can be done offshore, we are now looking to penetrate into the transaction processing side of the business, which will bring in the traction and a higher value add for our customers. That will also bring in the ability for us to package all the Wipro offerings, whether they be in IT, whether they be our infrastructure services service line, whether they be our BPO service line. So one of our strategic measures is to go after the transaction processing side of the business.

Media Person: In the declining attrition scenario, and it has declined to 12% from 16% from 18% this quarter; could you clarify that?

Vivek Paul: You cannot build a linearity, I think that what you are seeing is certainly that has helped, but in some sense you know that big surge we had in terms of all different US companies here, that seems to be subsiding as well. So I would say it is a combination of factors.

Media Person: What can be claimed as a figure?

Vivek Paul: 18 to 12.

Media Person: Mr. Senapaty, what has been the impact of rupee appreciation, and how much you hedge and how much is scheduled for this quarter?

Suresh Senapaty: You know always when you talk about hedging, hedging is primarily to smoothen the impact of foreign exchange on the profits of the company, and therefore the capital of the company. So, if you look at our Q3, the impact has been about 30 basis, 0.3%, opening margin decline, and a YOY the decline is about 0.6%, despite the fast movement of the rupee to dollar. That being significantly much more. Because what you do is you smoothen that impact of the profits and you postpone the impact to as much as possible.

Media Person: Mr. Senapaty, could you give the attrition rate for this quarter?

Suresh Senapaty: In the IT services it was 12% quarterly annualized.

Media Person: Pricing realization seems to have gone up, can you give us some detail as to what kind of pricing are you getting in new contract? I mean what is the band in terms of new contracts, how much are you getting, and what kind of areas are you getting from? And also, what are the contracts where you are getting higher prices ?

Vivek Paul: If you look at the pricing, the increase in this quarter relative to the quarter before was about 1% on both onsite rates as well as offshore rates. The way we are getting this pricing increase is not by direct head-to-head renegotiation with customers but by two factors: one is, we are mixing in new business, which is coming in at higher rates than the average of the existing business, and the second is, the ability to be able to mix in more higher level processes that have a higher price point. So for example, in the last quarter, our infrastructure services business grew very rapidly, that allowed us to get a good mix benefit on the realization as well.

Media Person: On the new contracts, what kind of price increases are you getting?

Vivek Paul: They are nicely ahead of existing.

Media Person: Can you give some guideline?

Vivek Paul: No.

Media Person: Mr. Premji, what is your anticipation for the ensuing budget?

Azim Premji: Your guess is as good as mine, frankly. I think it will be a positive budget. The Finance Minister has constantly been making statements to that effect. It will be a growth-oriented budget. It will be a budget I think which will also encourage more foreign investments coming into the country.

Media Person: Mr. Paul, the reelection of President Bush and the swearing in, how is the outlook in the tech spending in the US in this calendar year?

Vivek Paul: I think the tech spending will be driven more by economic conditions than by who is in the White House, and the expectation on an additive basis is that tech spending will not grow as fast in 2005 calendar as it did in 2004. Having said that, I think that the interest and activity on offshoring, which is really the market that we have been most interested in, continues to be as healthy as it always has been.

One question that you had earlier was that with the Bush reelection are we going to see a big jump in business prospects? Just as we have maintained in the last year that the fact that there was this debate going on in the political system in the United States did not affect business in the past, so also we don’t see any big quantum jumps in the future.

Media Person: So you see the two factors actually going up, will it be outsourcing or will it be offshoring? Well, an indication how the Indian IT sector would be able to grow?

Vivek Paul: I think both will grow. I mean I am not seeing, in some sense there was a group of people who thought last year was bad because of this debate and this year would be good because the debate is over. What we have certainly maintained is, last year was unaffected by the debate and this year is unaffected by the end of that debate. The strong secular trends remain as a through last year and through this year.

Media Person: How far you have progressed in China operation?

Vivek Paul: If you look at the China operations, we continue to use that as a way to serve North Asia, and that has been pretty unchanged over the last quarter.

Media Person: Surprisingly, this year we have not seen any acquisitions by your company. What are the prospects, what has been the inoculate growth bench strategy? Unlike last year, when you had the flurry of acquisitions, the first nine months have been very quiet.

Vivek Paul: I think it is our intention not to put ourselves on some sort of a regular track of acquisition. As we have always maintained, we are clear in the direction in terms of what kinds of acquisitions we are interested in, but we want to be very opportunistic and never make a bad acquisition because we were rushed. So, we continue to have an interest.

Media Person: In this time line, you don’t see prospects of any acquisition in the last quarter of this current fiscal?

Vivek Paul: Well, I think that my comments really related to the last quarter. In terms of an outlook, we are always in the game, we always have a funnel of prospects that we are looking at, and when they click they click, but we don’t want to violate anything of the fact that it has to be a strategic fit, it has to be a cultural fit, and it has to be a financial fit, and we have to make sure that whatever acquisitions we make fit on all of those treatments.

Media Person: What will be the number of additions to your employee next quarter and for the 2006 also?

Vivek Paul: You know, we have always maintained that we never hire to a plan, we always hire to business needs, so as a result we never start a quarter giving our recruiting team a target of hires on people, because if the business is stronger, we would like them to hire more; if the business is weaker, the last thing we want is people sitting on the bench. So we don’t really have that per se; however, if you look at the quarter past, we have added roughly 2200+ net additions to the employee base.

Media Person: I think software services has been rather muted this quarter, any reason in terms of why less than 1000 this quarter?

Vivek Paul: I think that it is really the matter of what the business need is. If you look at our utilization rate, for example, our utilization rate fell from 68% to 66%. The good news in that, that means that there is leverage and there is headspace for improving operating margin by improving utilization. The flip side of that is that you don’t really need that many people until you get that utilization up. So I think that, we can’t read too much into people additions, that is not reflected in the revenue line. We don’t believe in the fact that net employee additions is the very compelling leading indicator of the future, particularly if you are in a hire to demand situation.

Media Person: You said that you expect the tech spending in the US to be slower than in 2004?

Vivek Paul: Yes, the growth rate will be slower, but that does not mean the absolute amount will be lower.

Suresh Senapaty: Last quarter has been particularly good also with respect to our Consumer Care business and Wipro Infotech business. Wipro Infotech had got YOY 45% growth, which is significantly ahead of the industry and similarly, in Wipro Consumer Care, we had about 36% year-on-year growth. There is a margin expansion we saw in Wipro Infotech business in the last quarter.

Azim Premji: Let us have Suresh Vaswani from Wipro Infotech also add on some relevant points.

Suresh Vaswani: Wipro Infotech had a very good year this year. Last quarter the growth was 42%, profit growth was 70%, and if I look at the full 9-months perspective this year, the revenue growth has been 50% and the profit growth has been 60%. So basically all the investments that we have made in the domestic market are beginning to pay off. The market is now growing at 20% and we are able to keep ahead of the market growth with a 50% growth vis-à-vis the market growth of between 20% and 25%. There is growth across all our business lines. The products business is growing by 48%, the services business is growing by 41% and our Asia-Pacific and Middle East operations are growing by 85%. I am talking about the quarter performance. Again to give you some idea of the number of contracts, we won around 91 significant contracts in the last quarter - 76 in India, 9 in Middle East, and 6 in Asia-Pacific. Some of the key wins includes a total outsourcing business acquired in India with Yes Bank, which all of you are familiar with. Then there is a very significant SAP implementation, that we are rolling out in Bharat Electronics Limited, which is probably one of the first few of its kind in the defense segment globally.

We also had a win in one of the insurance companies in India for SAP for reinsurance segment, which again is one of the first few globally. There was a strong customer acquisition in the Middle East market, a telecom customer, where we are dong both data warehousing and business intelligence roll out. So, all in all, I think the investments we made in the past, the strategies that we rolled out, are beginning to pay dividends, and we are continuously able to keep ahead of the market growth.

Media Person: Regarding Yes Bank, how far has the progress been, some more details?

Suresh Vaswani: Very simply said it is IT infrastructure that we are providing to Yes Bank on tap, or as a utility model. So, as the bank grows and the bank expands its branches, the IT infrastructure will also expand. We are basically the IT infrastructure provider in a total outsourcing model. We hope to expand our presence with Yes Bank as the bank grows. So it is a conventional total outsourcing deal and you know one of its kind in the domain.

Media Person: But are you free to use the same model with other customers?

Suresh Vaswani: Yes we have launched total outsourcing practice in the domestic market, and this is one of the first few wins of the significant size that we have had. We will propagate this model in banks and other industries as well.

Suresh Senapaty: If your question is whether we can use the asset deployed for them for others? No, except to the extent we use the NOC, the network center, which we can use it for other customers too.

Media Person: I just wanted to ask you about the number of customers in 5-10 million and 10-20 million category – have gone up by the same number as the 3-5 million customers have gone down. Does this mean that you have mined your existing customers for a larger deals? Does that reflect in their contribution to revenue you expect to happen in the forthcoming quarters?

Vivek Paul: If I was to take a look at the mix of business we have got from our top accounts, first of all, the number of accounts that give us greater than $1 million in revenue have really risen. So, as a result we are seeing that in aggregate there is more customers that we are able to get more round off in 3- 5 category; However, if you look at the top 10 customers, we had head win coming into this quarter that we had a few customers that we knew were going to drop as a result of budgetary crunches at the end of their financial year. So we had to make up for that. And we were actually able to grow several customers. I think there are three customers that grew at over a 15% sequential growth on a quarter-on-quarter basis. So, the net of that still gave us the growth that we were able to provide with a 7.7% sequential quarter growth, but we had puts and takes.

Media Person: I was also asking you about existing customers moving up into larger engagements because the five customers in the 3-5 million category are the same who are now in the 5-10 million and 10-20 million, is that right?

Vivek Paul: That is right. So, as I said except barring some of the declines that I mentioned most of them have continued to grow. So, when you have somebody who grows at 15% sequential rate, they in some sense get promoted into the next level up.

Media Person: So are they going to be contributing in the forthcoming quarters, I mean is that revenue going to be reflected in the forthcoming quarters ,is what you are saying?

Vivek Paul: That is the beauty of our business model that it has had such a strong revenue stream that when you get that growth in some sense you graduate it up to a level and it stays at that level unless something goes backward. However, you know, as I have just discussed, we had some accounts that did decline this quarter. So, there is no guarantee, but certainly our business is very very sticky.

Media Person: Are there more of your customers you expect who would be dropping off in Quarter 4?

Vivek Paul: Well, we haven’t had any customers drop off, as I said, we had some declines. I am sure there will be a mix of some customers that will decline and many customers that will grow.

Suresh Senapaty: I think eventually of the top 50 accounts, 30% of them have given double-digit sequential growth. If you look at the last quarter, we have done very well in the testing services as well as the technology infrastructure support services, both have given a YOY of about 80%, and we have Mr. Suresh Vaswani, part of Wipro Technology who also deals with that business. So he can give you some flavor of that growth driver line of business that we have.

Media Person: Mr. Premji, there was some news that you are acquiring a piece of land in Uttar Pradesh. Can we have some clarity on that sir, is that going to be a state where you are going to be driving some future growth?

Azim Premji: We are constantly evaluating locations where there is prospect of good international air connections and a supply of qualified technical talents. We are evaluating second phase of Noida. We have not concluded on it.

Media Person: Just want to go back to the earlier one on customers, what is the net addition during the quarter of new customers?

Vivek Paul: The net went up to 16.

Suresh Vaswani: Responding to earlier question on strategic growth areas, there are two service lines in Wipro Technology that we are making substantial investments in, in addition to the services lines that Vivek spoke about. One is the testing services line, which we spun out as a separate service line. Earlier it was a part of our technology business. Today it is a separate service line which focuses on providing testing services across all our segments - technology segment as well as the enterprise segment. So, this service line has grown really nicely this year. We have had a growth of around 90%, we are close to 2300 people in testing, and we believe we are the market leaders from an Indian export perspective in testing services globally.

The other line which has really been doing very well is that technology infrastructure services, again it has been a mainstay of Wipro Technologies globally. We have been rated as being the premium service provider and being the best service provider by two separate analyst reports on the technology infrastructure services side, and one significant win that we have had this year is from a large American manufacturing company where we are responsible for their entire messaging migration as well as messaging management over a period of five years. So, basically these two areas, in addition to the BPO, from a horizontal perspective, are becoming the key growth drivers to Wipro Technology as we go into future.

Vineet Agrawal: On the Consumer Care and Lighting side too, it has been a good quarter for us. We have done about 36% growth year-on-year; in fact in the last four quarters successively we are growing 30% plus. This is in light of the fact that the FMCG industry is growing at best about 3-5% and we have grown last four quarters continuously at 30% plus. This has really been lead by Santoor. Santoor has grown by about 28% this quarter, and if you remember four quarters back, I talked about the fact that Santoor is now a 250 crores brand. Well, today it is a 325 crores brand, up almost 30% from what it was exactly four quarters back. Our acquisitions of both Chandrika as well as Glucovita is paying off. We have also grown well in our commercial institution segment in terms of lighting, and in our office modular furniture, which we have recently launched.

Media Person: Last one year, IT services companies in India like Wipro and Infosys, have been talking about consulting. Can we have some light on what Wipro plans to do in the next one or two years, and if you can also give us some numbers on how consulting, specifically consulting, contributed to your revenues during this quarter?

Vivek Paul: If you look at consulting service, the way we have looked at consulting is, it is intrinsically tied to the IT spend. In other words, our interest in consulting is not to get into a pure onsite consulting model for the sake of that revenue but for the pull through business that it can drive on the IT services side or the transaction processing side that can be delivered from offshore. So, as a result we have integrated consulting into our individual lines of business in the IT space, whether it is financial services or in our enterprise system space. That continues to do well. We are coming in to see nice pull through, and you know it is real difficult for us to specifically separate since we have, for example, lot of people with consulting background we hire for the package implementation business, lot of people we hire into application development business, business and systems analyst that we hire both in India and outside. So I think over the last year we have hired something like 250 or 300 people with that MBA consulting background.

Media Person: Mr. Roy, 1. Do you see the business coming from the domestic markets over the next couple of quarters? 2. As far as the move to B and C+ cities is concerned, most large BPO companies have been talking about it, they have been hiring from these cities, but they themselves have not moved yet. Do you see that happening over sometime in let us say three or four quarters?

Raman Roy: As far as the domestic market is concerned, we think there is a huge potential, and Wipro would like to participate in that potential; however, the existing laws do not permit the utilization of the infrastructure that services international markets to be utilized to service domestic market, and that is a big hindrance in our ability to be able to leverage our existing infrastructure and bring a higher quality of service, higher capability, better technology for the Indian market place. We are working with NASSCOM, we are working with the government to get a common understanding and see what can be done to revise the regulation that will allow the domestic Indian market to leverage the capabilities which India has very successfully demonstrated as premium capabilities on the international platform.

As far as smaller cities are concerned, yes we are evaluating cities. Yes, at this point of time, Wipro’s BPO business hires from 54 different cities for post fulfillment in the 7 locations where we do our business. We are looking at opportunities to expand into the cities in the quarter 1. When we launched in Calcutta, we were the first large company to go there and bring in the competencies and capabilities. We are very excited about the growth prospects in cities such as Calcutta or other smaller cities.

Media Person: Going back to the domestic BPO thing, assuming that the laws were not an hindrance, which areas would the business come from? Telecom is one obvious vertical, are there any other verticals that have taken up in the domestic region?

Raman Roy: We see a huge potential in financial services, telecom as you have very correctly said, and then a market will emerge from manufacturing because the consumer in India is demanding international quality capability. If you go international, you buy a bar of soap, you are given a 1-800 number in case you want to call, and people call that for various aspects. In India that is not yet a facility available to consumers, and these will be distinguishing factors that will be used. But we have to create that competency that is of international capability, the Indian market is not large enough for at least Wipro to invest to bring in that technology purely for domestic market, because the price equation goes out of way.

Media Person: Just one more question; do you find that hiring quality talent in metros like, Bombay and Bangalore is really drying up?

Raman Roy: Getting the quality of talents that can be very quickly graduated to international quality fulfillment has become a challenge. The pipeline for that is drying up, the training needs for that are going up, and the pool of supply is not large enough. If you look at BPO as an industry, you see attrition as a big issue and that is because there is not a large enough pool of talent and people keep switching from one company to the other to the third, and we see an up gradation of that talent of that capability. Just to give an example, in the last one month for our BPO business we met 18,000 people, of which we hired 1435. May be somebody else hired another say 1500, but in a single month there were 15,000 people who were looking for a job and did not get a job in this sector. What are we doing to create competency and capability for another 3000, another 5000 people, to be made into a goal for international servicing? That I think is a key challenge for us as a country.

Media Person: Mr. Premji, for Tsunami what is your contribution, what did you do?

Azim Premji: Our contribution will be around 5 crores.

Suresh Senapaty: Both Wipro and the employees combined together.

And also just to supplement that consulting question, we have more than 300 people today as consultants. The revenue, we have revenue standalone on consulting as well as the follow through business. So, the standalone revenue is in excess of 2% of the IT services revenue that we have.

Media Person: How much is it from the follow through business?

Suresh Senapaty: That is difficult to track, because it gets embedded into the normal revenue that we have, but it is definitely yielding.

Media Person: Just one clarification, Mr. Paul when you say there is a 12% annualized attrition in global IT services, does it mean in this more people left than you have hired? My calculation gives 2999 software professionals left in place of 2724 you have hired. Just wanted to know if the figure is correct.

Vivek Paul: No when you say 12% annualized that means that for the quarter it is one fourth of that. You have to take into account the effect of compounding, so it is little bit less than what you gave.